FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

RENESOLA LTD

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: August 20, 2008

Exhibit 99.1

ReneSola Ltd Announces Second Quarter 2008 Results

Second Quarter Revenues Increased 289.0% Year-Over-Year;

Second Quarter Net Income Increased 294.6% Year-Over-Year

JIASHAN, China, August 19, 2008 – ReneSola Ltd (“ReneSola” or the “Company”), a leading global manufacturer of solar wafers, today announced its unaudited financial results for the second quarter of 2008.

Financial and Business Highlights

•

Second quarter 2008 net revenues were US$173.0 million (US$171.9 million under the equity accounting method for ReneSola’s investment in the joint venture in Henan province, China (the “Equity Accounting Method”)), an increase of 289.0% from US$44.5 million in the second quarter of 2007, and an increase of 40.7% from US$123.0 million in the first quarter of 2008.

•	Second quarter 2008 gross margin was 24.7% (22.4% under the Equity Accounting Method) compared to 22.1% in the first quarter of 2008.

•

Second quarter 2008 net income was US$23.3 million (US$23.3 million under the Equity Accounting Method), an increase of 294.6% from US$5.9 million in the second quarter of 2007, and an increase of 31.9 % from US$17.7 million in the first quarter of 2008.

•

Second quarter 2008 basic and diluted earnings per share were US$0.20 and US$0.19, respectively, and basic and diluted earnings per ADS were US$0.40 and US$0.38, respectively. Each ADS represents two shares.

•	Second quarter production output was 82.5 MW, an increase of 24.1% from 66.5 MW in the first quarter of 2008, exceeding previously issued guidance of 75 MW to 80 MW.

•	Silicon consumption rate decreased to 6.24 grams per watt in the second quarter of 2008 from 6.3 grams per watt in the first quarter of 2008.

	Three months ended 6/30/07	Three months ended 3/31/08	Three months ended 6/30/08
Net revenue (US$000)	44,471	122,982	173,007
Gross profit (US$000)	9,950	27,234	42,786
Gross margin (%)	22.4	22.1	24.7
Operating profit (US$000)	8,062	23,187	34,535
Foreign exchange loss (US$000)	(2,241)	(56)	(797)
Profit for the period (US$000)	5,907	17,675	23,309
Production output (MW)	23.0	66.5	82.5

“We achieved significant growth and exceeded our targeted output for the quarter as we continued to execute our growth strategies,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “We experienced strong market demand for our wafer products and successfully extended our customer base by entering into a number of wafer sales contracts during the quarter.”

“We are excited about the results from our operational and R&D efforts. By the end of the quarter, our annualized production capacity reached 450 MW and it remains on track to achieve the targeted capacity of 645 MW by the end of the year. We continued to improve our production efficiency by further reducing our average silicon consumption rate to 6.24 grams per watt in the second quarter of 2008 from 6.3 grams per watt in the previous quarter. In addition, with a strong focus on R&D, we made significant advancements in the utilization of alternative silicon materials for future wafer production including the use of metallurgical grade silicon.”

“We completed our equity follow-on offering in June 2008, generating net proceeds of approximately US$185.2 million. The additional funding provides ReneSola with sufficient cash sources to fund our 2009 expansion plan,” continued Mr. Li.

Financial Results for the Second Quarter

Change in Accounting Treatment

In August 2007, ReneSola and Linzhou Zhongsheng Steel Co., Ltd. (“Zhongsheng Steel”) established a joint venture company, Linzhou Zhongsheng Semiconductor, to engage in virgin polysilicon production in Linzhou, Henan Province, China (the “Joint Venture”). Under the Joint Venture agreement, ReneSola, which holds a 49% interest, was obligated to purchase 90% of the Joint Venture’s output, at 97% of the market price, for a period of 30 years. As a result of the terms of the Joint Venture agreement, ReneSola had previously consolidated the results of the Joint Venture within its own consolidated accounts.

On June 28, 2008, following a reassessment of the Joint Venture’s position under the Company’s multi-pronged feedstock strategy and the Company’s raw material supply sufficiency, ReneSola and Zhongsheng Steel amended the agreement to reduce the contracted obligation of the Company to purchase the output of the Joint Venture to a minimum of 55% output at market price for a period of three years. As a result, the Joint Venture is no longer considered a variable interest entity under the US GAAP. Effective from June 28, 2008, the Company no longer consolidates the Joint Venture and records its 49% interest as “Equity Investment in Joint Venture” on the consolidated balance sheet. Consequently, the Company’s consolidated balance sheet at June 30, 2008 does not include consolidated figures for the Joint Venture. However, the income statement includes consolidated figures for the Joint Venture up to June 28, 2008. For clarity and comparison purposes, the discussion of figures from the income statement set out below shows figures with the consolidation of the Joint Venture and figures calculated using the Equity Accounting Method to account for the Company’s investment in the Joint Venture in the quarter.

With recent developments in our feedstock procurement strategy, the amendments to the Joint Venture agreement are not expected to have a negative impact on ReneSola’s raw material sufficiency for the planned production output in 2008. The feedstock procurement contracts recently signed are expected to provide additional buffer to the Company’s raw material sufficiency in 2008 and beyond.

Net revenues

Net revenues for the second quarter of 2008 were US$173.0 million, an increase of 40.7% sequentially and 289.0% year-over-year. Under the Equity Accounting Method, net revenues for the second quarter of 2008 were US$171.9 million, an increase of 39.9% sequentially and 286.5% year-over-year. The increase in second quarter revenues was primarily attributable to an increase in output from the expanded production capacity and increasing wafer ASPs.

Gross profit

Gross profit for the second quarter of 2008 was US$42.8 million, a 57.1% increase sequentially and 330.0% year-over-year. The gross margin for the second quarter 2008 was 24.7% compared to 22.1% in the first quarter of 2008. Under the Equity Accounting Method, the gross margin for the second quarter of 2008 increased to 22.4% from 22.1% in the first quarter of 2008 despite the increase in average feedstock costs of 6.4% sequentially. The increase in gross margin was primarily attributable to a further reduction in the silicon consumption rate to 6.24 grams per watt from 6.30 grams per watt in the first quarter of 2008, the continuing reduction in non-raw material related production costs, and increases in wafer ASPs due to a high demand for our wafer products.

Operating profit

Operating profit for the second quarter of 2008 was US$34.5 million, an increase of 48.9% sequentially and 328.4% year-over-year. The operating margin was 20.0% in the second quarter compared to 18.9% in the first quarter of 2008. Under the Equity Accounting Method, the operating margin for the second quarter of 2008 was 17.8% compared to 19.0% in the first quarter of 2008. Total operating expenses in the second quarter of 2008 increased to US$8.3 million from US$4.0 million in the first quarter of 2008. The increase in operating expenses was primarily attributable to a substantial increase in R&D expenditure relating to our investment in developing alternative silicon feedstock materials.

Profit before tax

Profit before tax for the second quarter of 2008 was US$31.2 million, a 46.6% increase sequentially and 442.6% year-over-year. Under the Equity Accounting Method, profit before tax for the quarter was US$28.2 million, an increase of 32.0% sequentially and 389.7% year-over-year. Finance costs increased by 28.5% sequentially, reflecting increased bank borrowings and interest rates. Finance costs as a percentage of net revenue decreased from 1.7% in the first quarter of 2008 to 1.6% in the second quarter of 2008. The second quarter foreign exchange loss was US$0.8 million compared to a foreign exchange loss of US$0.06 million in the first quarter of 2008.

Taxation

We recognized a tax expense of US$6.8 million in the second quarter of 2008, compared to a tax expense of US$3.6 million in the first quarter of 2008. Under the Equity Accounting Method, our tax expense was US$4.8 million. The effective tax rate was 21.9% with consolidation of the Joint Venture and 17% applying the Equity Accounting Method.

Net profit

Net profit during the second quarter of 2008 increased 31.9% sequentially and 294.6% year-over-year to US$23.3 million. Net profit for the quarter was the same applying the Equity Accounting Method.

Other Recent Business Developments

Sichuan Polysilicon Project

On May 14, 2008 ReneSola announced that it had increased the planned annual polysilicon manufacturing capacity to 3,000 tonnes at the wholly-owned facility in Meishan, Sichuan Province, China. Construction of this facility is on track, with completion expected in early 2009. The facility is expected to be operational in the first half of 2009.

Feedstock procurement

As a part of ReneSola’s diverse feedstock procurement strategy, the Company recently signed a number of polysilicon procurement contracts with international and domestic suppliers with terms ranging from one to five years. With two long term polysilicon procurement contracts signed in 2007, a total of 2,500 tonnes of polysilicon will be delivered during 2008 and 2009, with the majority to be delivered in 2009.

Sales contracts

ReneSola has signed a number of substantial long term sales contracts since June 24, 2008. The key contracts signed are as follows:

•

An agreement with Suntech Power Co. Ltd. (“Suntech”) for the supply of approximately 1.5 GW of wafers over an eight-and-half-year period beginning in July 2008. In October 2007, ReneSola and Suntech signed a four-year contract for the supply of 510MW of silicon wafers. The new contract provides for the supply of additional wafers to Suntech in 2008 and replaces the remaining term of the contract signed in October.

•

An agreement with Jetion Holdings Ltd. (“Jetion”) to deliver 120 MW of solar wafers over a six-year period beginning in the third quarter of 2008. This agreement replaces a three-year wafer sales contract signed in August 2007 with Jetion for 2008 to 2010.

•	A wafer tolling service contract with CSG PV Tech Co., Ltd in Guangdong province, China to deliver 266 MW of solar wafers over a four-year period beginning in the third quarter of 2008.

•	A wafer sales contract with a cell manufacturer in northern China to deliver 225 MW of solar wafers over a five-year period beginning in the third quarter of 2008.

•	A wafer sales contract with ShanShan Ulica Science & Technology Co., Ltd in Jiangsu province, China to deliver 105 MW of solar wafers over a six-year period beginning in the third quarter of 2008.

Production Capacity

As a part of ReneSola’s ingot manufacturing capacity expansion to 645 MW by the end of 2008, the construction of a facility to house 160 MW of multicrystalline furnaces is now complete and ready for delivery of the furnaces which will occur during the third and fourth quarters of 2008.

Construction has begun on a new multicrystalline wafer facility that will hold an additional 355 MW of multicrystalline furnaces as a part of ReneSola’s 2009 wafer manufacturing capacity expansion plan. The facility is expected to be complete in January 2009. The furnaces are contracted to be delivered in batches, and the last shipment is expected to be delivered in early third quarter of 2009.

Third Quarter, 2008 and 2009 Outlook

Production output in the third quarter of 2008 is expected to be in the range of 90 MW to 95 MW, compared to 82.5 MW in the second quarter of 2008 and 36.0 MW in the third quarter of 2007. Gross margin for the second half of 2008 is expected to remain stable at the level under the Equity Accounting Method for the Company’s investment in the Joint Venture.

Based on strengthened wafer ASPs and increased production output we are once again increasing our annual production output and revenue estimates for 2008 and expect output to be in the range of 340 MW to 350 MW from the previously guided 330 MW to 340 MW, and expect estimated annual net revenues to be in the range of US$640 million to US$670 million from the previously guided US$570 million to US$590 million.

We maintain our wafer production capacity target to be 1 GW by the end of 2009 and our 2009 annual production output is expected to be in the range of 650 MW to 750 MW, including output from tolling arrangements in the range of 100 MW to 150 MW.

Conference Call Information

ReneSola’s management will host an earnings conference call on Tuesday, August 19, 2008 at 8 AM U.S. Eastern Daylight Time / 8 PM Beijing/Hong Kong time / 1 PM British Summer Time.

Dial-in details for the earnings conference call are as follows:

U.S. & International:	+1-617-597-5313
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until August 26, 2008:

International:	+1-617-801-6888
Passcode:	85970723

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the

U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our registration statement on Form F-1. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Charles Bai
ReneSola Ltd
Tel:	+86 (573) 8477-3061
E-mail:	charles.bai@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86 (10) 8520-6284
E-mail:	derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith
Ogilvy Financial, New York
Tel:	+1 (212) 880-5269
E-mail:	thomas.smith@ogilvypr.com

In the UK:

Mr. Tim Feather/Mr. Richard Baty
Hanson Westhouse Limited
Tel:	+44 (0) 20-7601-6100
E-mail:	tim.feather@hansonwesthouse.com
richard.baty@hansonwesthouse.com

CONSOLIDATED INCOME STATEMENT

	Three months ended June 30, 2007	Three months ended March 31, 2008	Three months ended June 30, 2008
	US$000	US$000	US$000
Net revenues:	44,471	122,982	173,007

Cost of revenues:	-34,521	-95,748	-130,221

Gross profit	9,950	27,234	42,786

Operating expenses:
Sales and marketing	-114	-267	-231
General and administrative	-1,707	-3,389	-4,869
Research and development	-100	-442	-3,504
Other general income (expenses)	33	51	353

Total operating expenses	-1,888	-4,047	-8,251

Income from operations	8,062	23,187	34,535

Non-operating (expenses) income:

Interest income	1,094	306	234
Interest expenses	-1,162	-2,144	-2,755
Foreign exchange (loss) gain	-2,241	-56	-797
Total non-operating (expenses) income	-2,309	-1,894	-3,318

Income before income tax	5,753	21,293	31,217

Income tax benefit(expenses)	154	-3,560	-6,844

Minority interest	—	-58	-1,064

Net income	5,907	17,675	23,309
Net income per share:
- Basic	0.06	0.15	0.20
- Diluted	0.06	0.14	0.19
Net income per ADS:
- Basic	0.12	0.30	0.40
- Diluted	0.12	0.28	0.38
Shares used in computation:
- Basic	100,000,032	113,906,186	120,159,747

- Diluted	110,642,079	124,460,612	130,890,990

CONSOLIDATED BALANCE SHEET

	As at December 31, 2007	As at June 30, 2008
	US$000	US$000
ASSETS
Current assets:
Cash and cash equivalents	53,137	274,153
Accounts receivable, net of allowances for doubtful receivables	8,755	2,735
Inventories	110,630	206,149
Advances to suppliers	53,727	100,128
Amounts due from related parties	17,213	28,019
Value added tax recoverable	117	2,021
Prepaid expenses and other current assets	9,654	6,218
Deferred tax assets	10,487	5,485
Total current assets	263,720	624,908

Property, plant and equipment, net	136,598	183,991
Prepaid land rent, net	7,502	7,870
Deferred tax assets	284	359
Deferred convertible bond issue costs	3,336	2,760
Equity investment in joint venture	—	16,978
Advances for purchases of property, plant and equipment	29,648	89,654
Total assets	441,088	926,520

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	-71,691	-133,581
Accounts payable	-13,147	-21,702
Advances from customers	-59,626	-94,498
Amounts due to related parties	—	-149
Other current liabilities	-13,912	-16,564
Total current liabilities	-158,376	-266,494

Convertible bond payable	-128,265	-137,375
Long-term borrowings	-17,797	-44,321
Other long-term liabilities	-1,246	-1,837
Total liabilities	-305,684	-450,027

Minority interest:	-9,696	-707
Shareholders’ equity
Common shares	-36,266	-330,666
Additional paid-in capital	-14,827	-16,609
Retained earnings	-66,200	-107,184
Accumulated other comprehensive income	-8,415	-21,327
Total shareholders’ equity	-125,708	-475,786

Total liabilities and shareholders’ equity	-441,088	-926,520

CONSOLIDATED CASH FLOW STATEMENT

	Three months ended June 30, 2007	Three months ended March 31, 2008	Three months ended June 30, 2008
	US$000	US$000	US$000
Cash flows from operating activities:
Net income	5,907	17,675	23,309
Adjustments for:
Minority interest	—	58	1,064
Depreciation	705	2,459	3,653
Amortization of deferred convertible bond issue costs and premium	686	757	775
Allowances for doubtful receivables	32	35	249
Prepaid land rent expensed	28	—	82
Share-based compensation	95	670	1,175
Derivatives	—	—	-573

Deferred taxes	-191	1,730	3,650
Changes in operating assets and liabilities:
Accounts receivable	405	-7,914	13,440
Inventories	-14,623	-40,353	-44,017
Advances to suppliers	-22,916	-32,194	-11,447
Amounts due from related parties	-3,195	-17,746	18,649
Value added tax recoverable	-936	-2,667	2,672
Prepaid expenses and other current assets	-5,144	2,151	-5,867
Prepaid land rent	-2,941	-1,579	—

Accounts payable	730	8,505	-1,029
Advances from customers	-6,437	9,869	20,925
Other liabilities	239	-3,728	7,727
Net cash provided by (used in) operating activities	-47,556	-62,272	34,437

Cash flows from investing activities:
Purchases of property, plant and equipment	-22,384	-22,330	-50,668
Advances for purchases of property, plant and equipment	-11,082	-45,339	-11,915

Cash decreased due to deconsolidation	—	—	-4,416

Net cash used in investing activities	-33,466	-67,669	-66,999

Cash flows from financing activities:
Net proceeds from short-term borrowings	16,729	29,221	51,369
Proceeds from issuance of common shares	—	119,762	196,017
Share issuance costs	—	-10,737	-10,787
Cash received from related parties	389	15	—

Cash paid to related parties	-388	—	—

Net cash provided by financing activities	16,730	138,261	236,599

Effect of exchange rate changes	1,165	5,984	2,675

Net increase in cash and cash equivalents	-63,127	14,304	206,712
Cash and cash equivalents, beginning of year	131,031	53,137	67,441
Cash and cash equivalents, end of year	67,904	67,441	274,153

PROFORMA INCOME STATEMENT ENDED MARCH 31, 2008

	Consolidation method Three months ended March 31, 2008	Reconciliation	Equity method Three months ended March 31, 2008
	US$000	US$000	US$000
Net revenue	122,982	-146	122,836

Total cost of revenues	-95,748	48	-95,700

Gross profit	27,234	-98	27,136

Operating expenses:
Sales and marketing	-267	-1	-268
General and administrative	-3,389	234	-3,155
Research and development	-442	—	-442
Other general expense (income)	51	—	51
Total operating expenses	-4,047	233	-3,814

Income from operations	23,187	135	23,322

Non-operating (expenses) income:
Interest income	306	-4	302
Interest expenses	-2,144	—	-2,144
Foreign exchange (loss) gain	-56	29	-27
Investment Income	—	-115	-115

Total non-operating (expenses) income	-1,894	-90	-1,984

Income before income tax	21,293	45	21,338

Income tax benefit	-3,560	74	-3,486
Minority interest	-58	-119	-177
Net income	17,675	—	17,675

PROFORMA INCOME STATEMENT ENDED JUNE 30, 2008

	Consolidation method Three months ended June 30, 2008	Reconciliation	Equity method Three months ended June 30, 2008
	US$000	US$000	US$000
Net revenue	173,007	-1,118	171,889

Total cost of revenues	-130,221	-3,242	-133,463

Gross profit	42,786	-4,360	38,426

Operating expenses:
Sales and marketing	-231	78	-153
General and administrative	-4,869	266	-4,603
Research and development	-3,504	—	-3,504

Other general expense (income)	353	16	369
Total operating expenses	-8,251	360	-7,891

Income from operations	34,535	-4,000	30,535

Non-operating (expenses) income:
Interest income	234	-3	231
Interest expenses	-2,755	—	-2,755

Foreign exchange (loss) gain	-797	—	-797

Investment Income	—	958	958

Total non-operating (expenses) income	-3,318	955	-2,363

Income before income tax	31,217	-3,045	28,172

Income tax benefit	-6,844	2,048	-4,796
Minority interest	-1,064	997	-67
Net income	23,309	—	23,309